Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, January 11, 2007

Gammon Lake Declares Commercial Production at the Ocampo Gold-Silver Mine

Production from Ocampo and El Cubo Reaches an Annualized Run Rate of 400,000 Gold Equivalent Ounces per Year

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that the Ocampo Gold-Silver Mine has reached commercial production. The Company is proud to report that 11,009 gold equivalent ounces (5,706 ounces of gold and 244,217 ounces of silver) were produced and sold from the Ocampo and El Cubo Mines during the first 10 days of January 2007, for total sale proceeds of approximately US $6.7-million. Gammon Lake is currently producing at an annualized production run rate of 400,000 gold equivalent ounces (208,000 ounces of gold and 8.9-million ounces of silver) based on combined production from Gammon Lake's Ocampo and El Cubo Mines in Mexico.

"This is a very proud day for Gammon Lake," commented Fred George, Chairman and President. "Gammon Lake has successfully constructed two mines and two major ore processing facilities at Ocampo, combined to represent one of the largest precious metals facilities in Mexico, and achieved commercial production levels at those mines in a period of less than two years from the commencement of detailed engineering. This is a tremendous achievement. The members of the Gammon Lake team, Kappes, Cassiday & Associates and all of the contractors and consultants who were involved with the Ocampo Project are to be commended for their hard work and dedication in seeing this very large project through to completion."

In the month of November 2006, production from the Ocampo Mine amounted to 18,008 equivalent gold ounces (11,015 ounces of gold and 336,342 ounces of silver) (Please refer to press release dated, 12-05-2006). Management recognized that this production level would not be surpassed without final modifications being undertaken to the Ocampo Mill to bring it into full capacity. A decision was made by management and Kappes, Cassidy & Associates to implement these final modifications to the tailings filter plant. This allowed the Ocampo mill to achieve its design capacity of 1,500 tonnes per day.

In spite of two weeks of intermittent production from the mill at Ocampo during the remainder of the month of December 2006, Gammon Lake was still successful in producing 17,175 gold equivalent ounces from both properties (9,175 ounces of gold and 373,100 ounces of silver). Facilitation of the modifications to the mill have allowed Gammon Lake to be able to declare commercial production at Ocampo and achieve an annualized run rate of 400,000 gold equivalent ounces per year (208,000 ounces of gold and 8.9-million ounces of silver) based on combined production from Gammon Lake's Ocampo and El Cubo Mines.

During the construction and commissioning of the two major mines at Ocampo the Company was still able to produce in 2006 more than 150,000 gold equivalent ounces(1) (93,000 ounces of gold and 2.9-million ounces of silver) from the Ocampo and El Cubo Mines, generating more than CDN $100-million in revenue(1).

(1) Production and revenue based on result of operations from January 1, 2006 to December 31, 2006. This assumes Gammon Lake pro forma ownership of 100% of Mexgold commencing January 1, 2006.

Gold-Silver Production from December 1, 2006 to January 10, 2007
	Ocampo	El Cubo	Combined
Gold (oz.)	10,791	4,090	14,881
Silver (oz.)	418,903	198,414	617,317
Gold Equivalent(2) (oz.)	19,862	8,323	28,185

(2) Gold Equivalent values are based on actual gold and silver prices realized upon sale and the sale of dore bars which are recorded at the time of shipping to the third-party refinery. Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

Gammon Lake will now provide production updates in the Company's quarterly Financial Statements and Management Discussion and Analysis.

Gammon Lake is also pleased to report that Mr. Fred George, Chairman and President, Mr. Brad Langille, CEO, and Mr. Colin Sutherland, CFO, will be conducting a marketing road show with BMO Capital Markets from January 29 to February 6, 2007, visiting institutional investors in Frankfurt, Zurich, Geneva, Amsterdam, Copenhagen, Stockholm, London and Edinburgh.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in commercial production and Gammon Lake is moving toward becoming a low-cost, mid-tier gold and silver producer in 2007. Gammon Lake remains 100% unhedged and is on schedule to produce in excess of 400,000 gold equivalent ounces (208,000 ounces of gold and 8.9-million ounces of silver) per year from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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